Exhibit 99.2

Borr Drilling Limited Announces Preliminary Results for the Third Quarter of 2021

Hamilton, Bermuda, November 5, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three and nine months ended September 30, 2021.

Highlights third quarter of 2021
•	Total operating revenues of $73.0 million, an increase of $18.2 million (33%) compared to the second quarter of 2021
•	Net loss of $32.6 million, an improvement of $27.3 million compared to the second quarter of 2021
•	Cash and cash equivalents at the end of the third quarter of 2021 was $68.9 million, an increase of $36.5 million from the end of the second quarter of 2021
•	Adjusted EBITDA1 of $20.0 million, an increase of $16.3 million (441%) compared to the second quarter of 2021
•
Awarded 32 new contracts, extensions, exercised options and LOA/LOIs year-to-date, representing 7,929 days and $668 million of potential backlog including contracts through its Drilling JVs and mobilization compensation

Subsequent events

•	Secured new LOAs for the rigs "Idun" and "Groa" and a contract for "Ran" amounting to a total of approximately 3.4 years of backlog and increasing the contracted and committed fleet to 17 rigs
•	Converted the previously announced LOA/LOIs for the rigs "Mist", "Gunnlod" and "Gerd" into contracts

CEO, Patrick Schorn commented:

"We are pleased with the performance in the third quarter of 2021, marking a significant milestone in the operational turnaround efforts led by our teams around the world. Our 13 operating rigs provided solid EBITDA and positive cash flows in the quarter. The cash position is further positively impacted by the sale of our integrated well services joint ventures and streamlining our Mexico operations.

Since  our  last  report  in August,  we  have  continued  adding  backlog  with  currently  17  rigs  being  contracted  or committed which will lead to three additional warm stacked rigs being activated. We see stronger customer demand for our rigs through a higher frequency of commercial discussions and tendering in recent months. Coupled with the increase in recent tenders for multi-year, multi-rig contracts, this leads us to expect utilization levels to improve rapidly. Our strong operational performance, customer reach and fleet availability uniquely places Borr Drilling in a position to benefit from this strengthening market and we remain on track to fully contract our fleet of 23 delivered rigs by 2022.

Management has continued its engagement with various creditors with the aim to address the 2023 debt maturities. Currently we are in advanced discussions with one of the significant creditors, having arrived at a commonly understood framework to extend commitments substantially beyond 2023. This is subject to certain conditions, including board approval of each respective company as well as reaching acceptable concessions from other creditor groups.

With a continued increase in the number of active rigs and an upward adjustment of the 2022 E&P capex budgets, we are  confident  in  our  ability  to  further  improve  our  financial  performance. This  improvement  will  also  provide  a foundation ultimately leading to a solution for the 2023 maturities that will benefit all stakeholders."

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

1

Management Discussion and Analysis

The discussion below compares the results of the third quarter of 2021 to the results of the second quarter of 2021.

In $ million	Q3 - 2021	Q2 - 2021	Change ($)	Change (%)
Total operating revenues	73.0	54.8	18.2	33%
Rig operating and maintenance expenses	(45.6)	(47.4)	1.8	(4)%
General and administrative expenses	(7.7)	(7.8)	0.1	(1)%
Total operating expenses	(81.7)	(81.6)	(0.1)	—%
Adjusted EBITDA	20.0	3.7	16.3	441%
Other non-operating income	3.6	—	3.6	100%
Income / (loss) from equity method investments	3.8	(5.7)	9.5	-
Net loss	(32.6)	(59.9)	27.3	(46)%

Cash and cash equivalents	68.9	32.4	36.5	113%
Total equity	935.8	968.2	(32.4)	(3)%

Three months ended September 30, 2021 compared to three months ended June 30, 2021

Total operating revenues for the third quarter of 2021 were $73.0 million, an increase of $18.2 million compared to the second quarter of 2021, consisting of $57.6 million in dayrate revenues and $15.4 million in related party revenues. Dayrate revenues increased by $8.2 million quarter on quarter due to more rig operating days for the rigs "Skald" and "Natt" as a result of continuing contracts which commenced in the prior quarter, as well as a higher dayrate for "Idun" due to standby time incurred in the second quarter. Related party revenues from the Company's JVs in Mexico increased by $10.0 million quarter on quarter due to an increase in operating days for the rigs "Gersemi" and "Grid". In addition, contract preparation and mobilisation costs were fully amortized in the Drilling JVs in the second quarter of
2021, also contributing to higher bareboat revenues for the Company during the third quarter of 2021. The increase in related party revenue is primarily bareboat revenue, which does not have a corresponding impact on the Company's rig operating and maintenance expenses.

Rig operating and maintenance expenses were $45.6 million for the third quarter of 2021, a decrease of $1.8 million compared to $47.4 million for the second quarter of 2021.

General  and  administrative  expenses  were  $7.7  million  for  the  third  quarter  of  2021,  a  decrease  of $0.1 million compared to the second quarter of 2021.

Adjusted EBITDA2 for the third quarter 2021 was $20.0 million, an increase of $16.3 million compared to the second quarter of 2021.

Other non-operating income was $3.6 million in the third quarter of 2021 compared with nil in the second quarter of  2021, due to the gain on sale of the Company's 49% interest in each of the Opex and Akal joint ventures on August 4,  2021.

Income from equity method investments relating to our Mexican JVs was $3.8 million for the third quarter 2021 compared to a loss of $5.7 million in the second quarter 2021, an increase of $9.5 million. The increase was mainly attributable to an increase in income in the IWS JVs due to higher utilization than in the prior quarter where there was extended idle time between wells.

Liquidity, Corporate Development and Financing

The Company's cash and cash equivalents balance as of September 30, 2021 was $68.9 million, compared to $32.4 million as of June 30, 2021.

Net cash used in operating activities was $7.0 million, which includes cash interest payments of $11.2 million.

2

Net cash from investing activities was $43.5 million, consisting of repayments of our equity method investments (the Mexico JVs) of $38.7 million, and disposal of equity method investments of $10.6 million, offset by additions to jack-up rigs of $5.8 million that mainly relates to rig activation payments on "Skald". For cash generated by equity method investments, $26.5 million is attributable to the sale of the IWS JVs ownership.

We currently have $1.9 billion of long-term debt, of which approximately $1.0 billion is provided by shipyards where there are no cash interest payments due until March 2023, except for annual payments to each of the two yards of $6 million in 2021 and $12 million in 2022.

The weighted average interest rate for our interest-bearing debt was 4.7% for the nine months ended September 30, 2021, excluding the convertible bond, which carries 3.875% interest.

Mexican Joint Ventures Operational Results on a 100% basis

The net loss of our Drilling joint ventures was $(2.8) million and adjusted EBITDA in the third quarter of 2021 was $1.8 million. Included in the third quarter of 2021 results for Drilling JVs are $15.4 million of net costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses.

As of  September 30,  2021,  Borr Drilling had $41.1 million of  receivables from its Joint  Ventures in Mexico, representing bareboat charter and prepaid expenses,  recorded as "Due from related parties" in the Unaudited Consolidated Balance Sheets. Additionally, as at September 30, 2021, the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets included $16.1 million in funding provided to one of our Drilling JVs.

Borr Drilling has received approximately $65 million in cash payments from the Mexican JVs since the start of the year until September 30, 2021 of which $26.5 million relates to the sale of the IWS JVs. The remaining receipts are a combination of the payment of receivables and the repayment of funding provided.

Fleet, Operations and Contracts

The current delivered fleet consist of 23 modern jack-up rigs all built after 2010, with an additional five rigs under construction at Keppel FELS.

The Company has recently secured new contracts and LOAs for its active rig "Idun" and warm stacked rigs "Groa" and "Ran", increasing the Company's contracted or committed fleet to 17 units: three in West Africa, three in the North Sea, one in the Middle East, five in South East Asia and five in Mexico.

"Idun" has been awarded a binding LOA for a program in South East Asia with an expected duration of 421 days plus options. "Groa" has been awarded a binding LOA for a program in the Middle East with a duration of 730 days plus options. And finally, "Ran" has been awarded an accommodation contract for a program in the UK with an expected duration of 100 days plus options, after which the rig is expected to be relocated to Mexico.

Additionally, the Company has converted into contracts the previously announced LOIs and LOAs for "Gerd" with Addax in Cameroon (previously assigned to "Frigg"), "Mist" with PTTEP in Thailand and "Gunnlod" with IPC in Malaysia.

For more details on our rig contracting, please refer to our Fleet Status report issued at the same date of this report. Year to date 2021, we have been awarded 32 new contracts, extensions, exercised options, LOAs and LOIs, representing 7,929 days, or 21.7 years and $668 million of potential backlog, including contracts through our Drilling

JVs on a 100% basis and mobilization compensation. During the same period, our operating rigs have consumed approximately 11.5 years of backlog. Our backlog replenishment ratio YTD stands at a multiple of ~2x, meaning that we added twice as many days of backlog as days consumed during the same period.

The technical utilization for the fleet was 97.3% in third quarter of 2021. The economic utilization was 85.8% for the third quarter of 2021, negatively impacted by standby time for two rigs in Mexico. Currently, all of our five rigs in Mexico are operating on full rate. For the first three quarters of 2021, technical utilization was 98.7% and economic utilization was 86.2%.

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Market

Global competitive jack-up rig utilization stood at 84% at the end of September 2021, an increase of two percentage points quarter-on-quarter and four percentage points since December 31, 2020. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by three percentage points from December 31, 2020 to 83% at the end of the third quarter of 2021 and further to 84% as of October 2021.

Marketed availability among rigs built after 2010 has continued to tighten with nine additional rigs contracted year to date. We expect this number to increase significantly in the coming quarters as several ongoing tenders require or prefer such units.  The number of available rigs built after 2010 currently stands at 29, excluding rigs under construction and rigs that have been stacked for over three years.

Tendering activities remain strong with several term programs and multi-rig tenders ongoing across most jack-up basins expected to conclude in the coming quarters. Based on such ongoing tenders and our active discussions with customers, we maintain our view that over 30 additional rigs could be required in the next 12 to 18 months, particularly driven by NOC work programs. In particular, it is worth noting an increased sense of urgency by the customers who have been releasing new tenders with short turnaround times or resuming tenders previously put on-hold in order to accelerate awards and secure capacity.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s financial position, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 and 2021 have increased the natural risks that we face generally.

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or forced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, the COVID pandemic impacted the global economy and therefore industry demand for drilling services and we have previously reported contract loss and suspensions, as well as reduced marketing opportunities while our customers reacted to circumstances. As a result, we remain subject to risks related to the pandemic and we will continue to monitor our operations and respond to circumstances as they arise.

In addition, while we have improved our liquidity through equity raises in January 2021 and in 2020, and we have extended debt maturities and deferred interest payments, we continue to face liquidity and other risks as described in our 2020 Annual Report, including risks relating to our significant debt maturities falling due in 2023.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected utilization levels and tendering activity, demand, statements with respect to fully contracting our fleet, contract backlog, LOIs and LOAs,  tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” above, statements about our liquidity and our debt and discussions with our creditors, risks and uncertainties relating to the COVID-19 pandemic and other non-historical   statements. The   forward-looking   statements   in   this   announcement   are   based   upon   various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations,  risks relating to industry conditions and tendering activity,  risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

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About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 5, 2021

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

5

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
Operating revenues
Dayrate revenue	57.6	47.9	154.4	212.9
Related party revenue	15.4	11.3	21.8	34.4
Total operating revenues	73.0	59.2	176.2	247.3

Gain on disposal	—	—	0.7	13.1

Operating expenses
Rig operating and maintenance expenses	(45.6)	(63.4)	(141.8)	(216.5)
Depreciation of non-current assets	(28.4)	(28.9)	(83.2)	(88.8)
Impairment of non-current assets	—	(0.8)	—	(77.1)
General and administrative expenses	(7.7)	(10.7)	(27.2)	(40.6)
Total operating expenses	(81.7)	(103.8)	(252.2)	(423.0)

Operating loss	(8.7)	(44.6)	(75.3)	(162.6)

Other non-operating income	3.6	—	3.6	—

Income from equity method investments	3.8	8.1	14.1	16.6

Financial income (expenses), net
Interest income	—	—	—	0.2
Interest expense, net of amounts capitalized	(22.9)	(22.8)	(68.6)	(65.0)
Other financial expenses, net	(3.7)	0.8	(14.7)	(34.7)
Total financial expenses, net	(26.6)	(22.0)	(83.3)	(99.5)

Loss before income taxes	(27.9)	(58.5)	(140.9)	(245.5)
Income tax credit/(expense)	(4.7)	(3.4)	(6.0)	(13.0)
Net loss attributable to shareholders of Borr Drilling Limited	(32.6)	(61.9)	(146.9)	(258.5)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(32.6)	(61.9)	(146.9)	(258.5)

Basic and diluted loss per share	(0.12)	(0.39)	(0.55)	(1.98)
Weighted-averages shares outstanding	273,623,685	156,972,197	268,047,056	130,526,380

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	September 30, 2021	December 31, 2020
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	68.9	19.2
Trade receivables	32.1	22.9
Jack-up drilling rigs held for sale	—	4.5
Prepaid expenses	5.7	6.4
Deferred mobilization and contract preparation costs	1.7	5.7
Accrued revenue	15.7	20.3
Tax retentions receivable	1.9	10.5
Due from related parties	41.1	34.9
Other current assets	15.0	16.4
Total current assets	182.1	140.8

Non-current assets
Property, plant and equipment	4.2	5.6
Jack-up rigs	2,758.2	2,824.6
Newbuildings	135.5	135.5
Equity method investments	23.7	62.7
Other non-current assets	4.6	1.9
Total non-current assets	2,926.2	3,030.3
Total assets	3,108.3	3,171.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	14.7	20.4
Accrued expenses	67.5	51.7
Other current liabilities	16.6	23.9
Total current liabilities	98.8	96.0

Non-current liabilities
Long-term debt	1,912.8	1,906.2
Other liabilities	15.3	19.7
Long-term accrued interest and other items	74.3	41.1
Onerous contracts	71.3	71.3
Total non-current liabilities	2,073.7	2,038.3
Total liabilities	2,172.5	2,134.3

Shareholders’ Equity
Common shares of par value $0.05 per share: authorized 360,000,000 (2020:238,653,846) shares, issued 274,436,351 (2020: 220,318,704) shares and outstanding 273,623,685 (2020: 218,858,990) shares	13.8	11.0
Additional paid in capital	1,977.8	1,947.2
Treasury shares	(13.7)	(26.2)
Accumulated deficit	(1,042.1)	(895.2)
Total equity	935.8	1,036.8
Total liabilities and equity	3,108.3	3,171.1

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
Cash Flows from Operating Activities
Net loss	(32.6)	(61.9)	(146.9)	(258.5)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	0.2	0.2	1.1	1.0
Depreciation of non-current assets	28.4	28.9	83.2	88.8
Impairment of non-current assets	—	0.8	—	77.1
Gain on disposal of assets	(3.6)	—	(4.3)	(13.1)
Amortization of deferred finance charges	1.5	—	4.5	2.4
Effective Interest rate adjustments	0.4	—	2.1	2.1
Change in fair value of financial instruments	—	—	—	27.4
Loss/(income) from equity method investments	(3.8)	(8.1)	(14.1)	(16.6)
Deferred income tax	0.1	0.7	(0.7)	1.3
Change in assets and liabilities:
Amounts due to/from related parties	(10.9)	—	(6.2)	(16.4)
Accrued expenses	13.7	—	14.0	11.2
Long-term accrued interest	1.4	—	33.2	—
Other current and non-current assets	7.6	8.7	8.2	50.3
Other current and non-current liabilities	(9.4)	24.9	(8.7)	26.7
Net cash used in operating activities	(7.0)	(5.8)	(34.6)	(16.3)

Cash Flows from Investing Activities
Proceeds from sale of fixed assets	—	3.0	2.2	20.8
Purchase of marketable securities	—	—	—	(92.5)
Investments in equity method investments	38.7	(7.5)	40.2	(24.7)
Disposal of equity method investments	10.6	—	10.6
Proceeds from sale of marketable securities	—	—	—	3.0
Additions to newbuildings	—	(0.6)	—	(4.9)
Additions to jack-up rigs	(5.8)	(11.2)	(13.5)	(35.2)
Net cash from/(used in) investing activities	43.5	(16.3)	39.5	(133.5)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	—	—	44.8	28.8
Proceeds, net of deferred loan cost, from issuance of long-term debt	—	—	—	5.0
Net cash provided by financing activities	—	—	44.8	33.8

Net (decrease) increase in cash, cash equivalents and restricted cash	36.5	(22.1)	49.7	(116.0)
Cash, cash equivalents and restricted cash at the beginning of the period	32.4	34.6	19.2	128.5
Cash and cash equivalents at the end of period	68.9	12.5	68.9	12.5

Supplementary disclosure of cash flow information	—		—
Interest paid, net of capitalized interest	(11.2)	(4.2)	(34.4)	(29.6)
Income taxes refunded (paid), net	2.0	(1.7)	2.8	(7.7)
Issuance of long-term debt as non-cash settlement for newbuild delivery installment	—	—	—	181.8

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Balance as at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	0.6
Total comprehensive loss	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	1.5	—	1.5
Balance as at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	(665.1)	0.2	1,206.3
Issue of common shares	46,153,846	2.3	—	27.7	—	—	30.0
Equity issuance costs	—	—	—	(1.2)	—	—	(1.2)
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(109.6)	—	(109.6)
Other, net	—	—	—	—	(1.1)	—	(1.1)
Consolidated balance at June 30, 2020	156,972,197	7.9	(26.2)	1,918.5	(775.8)	0.2	1,124.6
Share-based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—			—	(61.9)	—	(61.9)
Other, net	—			—	1.5	—	1.5
Consolidated balance at September 30, 2020	156,972,197	7.9	(26.2)	1,918.7	(836.2)	0.2	1,064.4

In millions of $	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Balance as at December 31, 2020	218,858,990	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8
Issue of common shares	54,117,647	2.8	—	43.2	—	—	46.0
Equity issue costs	—	—	—	(1.2)	—	—	(1.2)
Share based compensation	550,263	—	10.4	(9.7)	—	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	—	(54.4)
Balance as at March 31, 2021	273,526,900	13.8	(15.8)	1,979.5	(949.6)	—	1,027.9
Share based compensation	—	—	—	0.2	—	—	0.2
Total comprehensive loss	—	—	—	—	(59.9)	—	(59.9)
Balance as at June 30, 2021	273,526,900	13.8	(15.8)	1,979.7	(1,009.5)	—	968.2
Share based compensation	96,785	—	2.1	(1.9)	—	—	0.2
Total comprehensive loss	—	—	—	—	(32.6)	—	(32.6)
Balance as at September 30, 2021	273,623,685	13.8	(13.7)	1,977.8	(1,042.1)	—	935.8

NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q3 - 2021	Q2 2021
Net loss	(32.6)	(59.9)
Depreciation of non-current assets	28.4	26.4
Loss/(Income) from equity method investments	(3.8)	5.7
Financial expense	26.6	29.2
Income tax expense	4.7	(1.0)
Amortization of mobilization costs	1.7	4.0
Amortization of mobilization revenue	(1.4)	(0.7)
Gain on sale of investments in joint ventures	(3.6)	0.0
Adjusted EBITDA	20.0	3.7